Exhibit 99.1

Corporate Communications

CNH Industrial to announce 2022 First Quarter financial results on May 3

London, April 19, 2022

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the First Quarter of 2022 will be released on Tuesday, May 3, 2022.

A live audio webcast of the financial results conference call will begin at 3:30 p.m. CEST / 2:30 p.m. BST / 9:30 a.m. EDT on Tuesday, May 3, 2022.

Details for accessing the webcast presentation are available at the following address: bit.ly/CNH_Industrial_Q1_2022.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its five core Brands: Case IH, New Holland Agriculture and STEYR, supplying 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment delivering a full lineup of construction products that make the industry more productive. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 37,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom